maxis®

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

22 June 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 May 2006 to 15 June 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 May 2006 to 15 June 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

06014742

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 May 2006 22 May 2006 24 May 2006 25 May 2006 26 May 2006 08 June 2006 12 June 2006	Bursa Securities Listing Requirements	A
2. General Announcement	16 May 2006 29 May 2006 01 June 2006 09 June 2006 15 June 2006	Bursa Securities Listing Requirements	B
3. Notice of Book Closure	24 May 2006	Bursa Securities Listing Requirements	C
4. Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 a) Dato' Jamaludin bin Ibrahim b) Chan Chee Beng	06 June 2006 15 June 2006	Bursa Securities Listing Requirements	D

maxis

5.	Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965 a) Templeton Asset Management Ltd b) Templeton International, Inc c) Templeton Worldwide, Inc d) Franklin Resources, Inc	19 May 2006	Bursa Securities Listing Requirements	E
6.	Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Templeton International, Inc b) Templeton Worldwide, Inc c) Franklin Resources, Inc d) Templeton Asset Management Ltd e) Tun Haji Mohammed Hanif bin Omar	22 May 2006 26 May 2006 29 May 2006 31 May 2006 09 June 2006	Bursa Securities Listing Requirements	F
7.	Financial Results	24 May 2006	Bursa Securities Listing Requirements	G

APPENDIX A

LISTING'S CIRCULAR NO. L/Q : 36665 OF 2006 032-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 84,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 18 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36759 OF 2006 082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **22/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 223,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 24 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36832 OF 2006

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 218,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 26 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36880 OF 2006 082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 176,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 30 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 36933 OF 2006

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **26/05/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 135,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 31 May 2006.**

LISTING'S CIRCULAR NO. L/Q : 37178 OF 2006 082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/06/2006**

Subject : MAXIS-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 795,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 12 June 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37203 OF 2006

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/06/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 392,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 14 June 2006.**

APPENDIX B

Reference No **MC-060516-39671**

082-34780

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/05/2006**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company")**
Recurrent Related Party Transactions of a Revenue or Trading Nature

Contents :

1. Introduction

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad, the Board of Directors of Maxis wishes to announce that the following recurrent related party transactions ("RRPTs") of a revenue or trading nature necessary for day-to-day operations entered into between **PT NATRINDO TELEPON SELULER** ("NTS"), a 51%-owned subsidiary of Maxis and PT Multipolar Corporation Tbk ("MPC"), a related party of NTS, by way of aggregation, have exceeded the prescribed limit of RM1 million in respect of the recurrent transactions entered into during the period from 30 January 2006 to 15 May 2006:-

- purchase of personal computers/notebooks; and
- supply of network equipment for office LAN.

2. Details of the Contracting Parties

2.1 NTS was incorporated in Indonesia on 2 October 2000 under the Law of the Republic of Indonesia No: 1 Year 1995 ("Law No. 1 Year 1995"). Its principal activities are the provision of telecommunications services by operating mobile telecommunications network, basic telephony service and other related activities. NTS is a 51%-owned subsidiary of Teleglobal Investment B.V. which in turn is a wholly-owned subsidiary of Maxis through Malaysian Mobile Services Sdn Bhd. The remaining 49% is held by PT Aneka Tirta Nusa.

2.2 MPC was incorporated in Indonesia under the Indonesian Commercial Code on 4 December 1975 and its Articles of Association was subsequently adjusted to Law No. 1 Year 1995. Its principal activity is as a business to business solutions provider. It also provides end to end solutions ranging from consultancy, networking, hardware infrastructure, software applications and hardware procurement to IT support system.

MPC is a related party of NTS by virtue of MPC having common members on its Board of Commissioners and common major shareholders with NTS. Details of the interests of the Directors, Commissioners, major shareholders and persons connected to them in NTS are set out in Paragraph 6 below.

3. Details of the RRPTs

Details of the RRPTs with MPC are as follows:

Nature of Transactions Amount (RM Equivalent)

(a) Purchase of Personal Computers/Notebooks 822,119.30

(b) Supply of Network Equipment for Office LAN 261,000.00

TOTAL **1,083,119.30**

===========

For the period from 30 January 2006 to 15 May 2006, the aggregate value of the RRPTs amounted to RM1,083,119.30 (equivalent) based on the accounts of NTS made up to 15 May 2006.

4. Nature of the RRPTs

The RRPTs are in the ordinary course of business of NTS and have been entered into at arm's length, on normal commercial terms and on terms not more favorable to the related parties than those generally available to the public.

5. Rationale

MPC is a leading information technology company in Indonesia. The company had previously supplied network equipment, desktop computers and notebooks and provided support services for NTS' information technology networks to the satisfaction of NTS.

6. Directors', Commissioners' and Major Shareholders' Interests

Details of the nature and extent of the interests of Directors, Commissioners and major shareholders of NTS and persons connected to them as at 15 May 2006 are as follows:

(i) Dr. Cheng Cheng Wen, a Commissioner of NTS, is also director of AcrossAsia Limited ("AcrossAsia") and President Commissioner of MPC; and

(ii) Mr. Marshall Wallace Cooper, who was a Commissioner of NTS within the 12 months preceeding the date on which the terms of the transactions were agreed upon, is also a director of AcrossAsia and a Commissioner of MPC.

Save as disclosed above and as far as the Directors and Commissioners are aware, none of the other Directors, Commissioners, major shareholders and/or persons connected to them has any interest, direct or indirect in the RRPTs.

The entry into of the RRPTs have been duly approved by the shareholders of NTS and the aforesaid interested Commissioners of NTS have abstained from all deliberations and voting on the resolutions in respect thereof.

7. Effect on share capital, substantial shareholders' shareholdings, earnings and consolidated net assets of Maxis

The RRPTs will not have any effect on the share capital or on the shareholdings of the

substantial shareholders of Maxis.

The RRPTs are also not expected to have a material effect on the earnings per share and the consolidated net assets of Maxis for the financial year ending 31 December 2006.

8. Statement by the Board of Directors

The Board of Directors of Maxis has taken into consideration all aspects of the RRPTs and is of the opinion that the RRPTs are in the best interests of Maxis and its subsidiaries.

9. Approvals required

Based on the aggregate value for the period from 30 January 2006 to 15 May 2006 as disclosed under Paragraph 3 above, the RRPTs do not require the approval of the shareholders of Maxis or the approvals of any other relevant regulatory body.

This announcement is dated 16 May 2006.

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/05/2006**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company")**
Recurrent Related Party Transactions of a Revenue or Trading Nature

Contents :

1. Introduction

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements, the Board of Directors of Maxis wishes to announce the following recurrent related party transactions of a revenue or trading nature necessary for day-to-day operations ("Recurrent Related Party Transactions") entered into between wholly-owned subsidiaries of Maxis and the related parties of Maxis as set out in Paragraph 2 below, the values of which by way of aggregation, have exceeded the prescribed limit of RM1 million in respect of recurrent transactions entered into during the period 1 June 2005 and 26 May 2006.

2. Details of the Contracting Parties

2.1 <u>Subsidiaries of Maxis</u>

2.1.1 Maxis Broadband Sdn Bhd ("MBSB") was incorporated in Malaysia under the Companies Act, 1965 on 12 February 1992 as a private limited company. MBSB is a wholly-owned subsidiary of Maxis. Its principal activity is as an operator of a national public switched network and provider of internet and internet application services including owning, maintaining, building and operating radio facilities and associated switches.

2.1.2 Malaysian Mobile Services Sdn Bhd ("MMSSB") was incorporated in Malaysia under the Companies Act, 1965 on 20 July 1981 as a private limited company. MMSSB is a wholly-owned subsidiary of Maxis. Its principal activity is as a provider of mobile telecommunications products and services.

2.2 <u>Related Parties of Maxis</u>

2.2.1 MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") was incorporated in Malaysia under the Companies Act, 1965 on 12 May 1992 as a private limited company. MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc ("ASTRO"). Its principal activity is providing Direct-to-Home satellite multi-channel subscription television services.

2.2.2 Multimedia Interactive Technologies Sdn Bhd ("MIT") was incorporated in Malaysia under the Companies Act, 1965 on 12 July 1999 as a private limited company. MIT is a wholly-owned subsidiary of ASTRO. Its principal activity is the development and licensing of multimedia and interactive applications.

2.2.3 Kristal-ASTRO Sdn Bhd ("KASB") was incorporated in Brunei Darussalam under the Companies Act, Cap. 39 on 18 January 2000 as a private limited company. ASTRO has an effective interest of 48.9% in KASB. Its principal activity is providing Direct-to-Home satellite broadcasting services.

2.2.4 SRG Asia Pacific Sdn Bhd ("SRG") was incorporated in Malaysia under the Companies Act, 1965 on 3 May 1996 as a private limited company. SRG is a wholly-owned subsidiary of Usaha Tegas Sdn Bhd ("UTSB"), a major shareholder of Maxis. Its principal activities are the provision of management, consultancy and marketing (including telemarketing) services.

2.3 Nature of Relationship

UTSB, PSIL, Excorp, PanOcean and TAK (as hereinafter defined) who are major shareholders of ASTRO, are also major shareholders of Maxis. In addition, TAK is a director of PanOcean, Excorp and UTSB.

RM and TPC (as hereinafter defined), who are directors and shareholders of ASTRO and Maxis, are also directors of UTSB.

In view of the above, MMSSB, MBSB, MBNS, MIT, KASB and SRG are parties connected with one another by virtue of the common interests of the major shareholders, namely UTSB, PSIL, Excorp, PanOcean and TAK and of the directors, namely RM and TPC.

Details of the interests of the major shareholders, Directors and persons connected to them in Maxis, ASTRO and SRG are set out in Paragraph 6 below.

3. Details of the Recurrent Related Party Transactions

Details of the Recurrent Related Party Transactions are as follows:-

Maxis entity involved	Transacting Party	Nature of transaction	Value of transaction (RM)
MBSB	MBNS	Provision of International Private Leased Circuit ("IPLC") from All Asia Broadcast Centre ("AABC") in Kuala Lumpur, Malaysia to Indonesia.	1,497,401.73
MBSB	MIT	Prepaid Top-Up on Demand service via Easy Access (WAP STK).	17,083.28
MBSB	KASB	Upgrade of IPLC from AABC to Brunei Darussalam.	18,042.40
MMSSB	SRG	Outsourcing of Hotlink Club Data Entry, Fulfilment and Outbound Calling.	84,746.16

For the period 1 June 2005 to 26 May 2006, the aggregate value of the Recurrent Related Party Transactions amounted to RM1,617,273.57 based on the respective unaudited accounts of MBSB and MMSSB as at 26 May 2006.

4. Nature of the Recurrent Related Party Transactions

The Recurrent Related Party Transactions are in the ordinary course of business of MBSB and MMSSB and have been entered into at arm's length basis, on normal commercial terms and on terms not more favourable to the related party than those generally available to the public.

5. Rationale

i) <u>Provision of IPLC</u>

MBSB has the telecommunications infrastructure to provide a secure and reliable IPLC communication link and data and voice connection to MBNS.

ii) Prepaid Top-Up on Demand service via Easy Access (WAP STK)

MIT is the solutions provider for Maxis Easy Access (WAPSTK) service. Working with MIT will ensure that MBSB would benefit from a quicker 'time to market' timeframe, as well as taking advantage of easier integration of the relevant systems given that MIT is the existing provider.

iii) Upgrade of IPLC

In addition to having the telecommunications infrastructure to provide a secure and reliable IPLC communication link and data and voice connection, MBSB is able to offer services to upgrade the IPLC for KASB.

iv) Outsourcing of Hotlink Club Data Entry, Fulfilment and Outbound Calling

The outsourcing to SRG of the management of the Hotlink Club program in particular is because SRG is the vendor appointed by MMSSB to manage the Call Centre operations for Hotlink's entire base and there is a synergy from an operational perspective for having the same vendor as compared to having separate vendors managing each job independently.

6. Directors' and Major Shareholders' Interests

The details of the nature and extent of the interests of the Directors and major shareholders of Maxis and persons connected to them as at 30 April 2006 and the nature of their relationships to the parties of the Recurrent Related Party Transactions are attached herewith marked as Appendix I.

Save as disclosed in the attachment and as far as the Directors are aware, none of the other Directors of Maxis and/or major shareholders and/or persons connected to them has any interest, direct or indirect, in the Recurrent Related Party Transactions.

The interested Directors have abstained from voting on the resolution in respect of the Recurrent Related Party Transactions.

7. Effect on share capital, shareholding structure, earnings and consolidated net assets of Maxis

The Recurrent Related Party Transactions will not have any effect on the share capital or shareholding structure of Maxis.

The Recurrent Related Party Transactions are also not expected to have a material effect on the earnings per share of Maxis for the financial year ending 31 December 2006 or any material effect on the consolidated net assets of Maxis based on its audited financial results for the financial year ended 31 December 2005.

8. Statement by the Board of Directors

The Board of Directors of Maxis (with the exception of En. Augustus Ralph Marshall, En. Tan Poh Ching and En. Chan Chee Beng who are deemed interested in the Recurrent Related Party Transactions and who have abstained from all Board deliberations and voting in connection therewith) has taken into consideration all aspects of the Recurrent Related Party Transactions and is of the opinion that the Recurrent Related Party Transactions are in the best interests of Maxis and its subsidiaries.

9. Approvals required

Based on the aggregate value for the period between 1 June 2005 and 26 May 2006 as disclosed under Paragraph 3 above, the Recurrent Related Party Transactions individually or in aggregate do not require the approval of the shareholders of Maxis or the approvals of any relevant regulatory body.

This announcement is dated 29 May 2006. RRPT. Appendix I.pdf

Reference No MC-060601-61528

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/06/2006**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - Results of the Nineteenth Annual General Meeting ("19th AGM") and Extraordinary General Meeting ("EGM") held on 1 June 2006**

Contents :

The Board of Directors of Maxis is pleased to announce that at the 19th AGM and EGM held today, all of the resolutions (please refer to the Company's announcement dated 9 May 2006 in relation to the respective Notices of the 19th AGM and EGM, both dated 10 May 2006, and the details of the resolutions tabled before both meetings) were duly passed.

This announcement is dated 1 June 2006.

Reference No **MC-060601-61528**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/06/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - Results of the Nineteenth Annual General Meeting ("19th AGM") and Extraordinary General Meeting ("EGM") held on 1 June 2006**

Contents :

The Board of Directors of Maxis is pleased to announce that at the 19th AGM and EGM held today, all of the resolutions (please refer to the Company's announcement dated 9 May 2006 in relation to the respective Notices of the 19th AGM and EGM, both dated 10 May 2006, and the details of the resolutions tabled before both meetings) were duly passed.

This announcement is dated 1 June 2006.

General Announcement
Reference No **MC-060609-62681**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/06/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 9 June 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Edward Ying Siew Heng, the Chief Operating Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

The disposal of 10,000 ordinary shares of RM0.10 each (representing 0.0004% of the issued share capital of Maxis) at RM9.05 each on 2 June 2006 ("the Disposal").

Upon completion of the Disposal, the balance number of shares held by Mr. Edward Ying Siew Heng is 1,105,000 shares representing 0.044% of the total issued share capital of the Company.

This announcement is dated 9 June 2006.

082-34780

General Announcement
Reference No **MC-060615-56657**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/06/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS" OR "THE COMPANY") Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealings in the shares of the Company during an open period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company"), wishes to announce that the Company, having received a notification on 15 June 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from En. Chan Chee Beng, a Director of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

Transfer of 506,000 ordinary shares of RM 0.10 each in Maxis ["Maxis Shares"] (representing 0.0202% of the issued share capital) to his wife on 8 June 2006 ("the Transfer").

Upon completion of the Transfer, En. Chan Chee Beng does not hold any Maxis Shares.

This announcement is dated 15 June 2006.

APPENDIX C

Exemption File No.
082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-060524-37491**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2006**

EX-date	:**13/06/2006**
Entitlement date	:**15/06/2006**
Entitlement time	:**05:00:00 PM**
Entitlement subject	:**First Interim Dividend**

Entitlement description:
First Interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	:**31/12/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222

Payment date	:**30/06/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**15/06/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.1042**
Remarks	

APPENDIX D

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-060605-36245**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/06/2006**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas, 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**01/06/2006**	**300,000**	**4.360**

Description of other type of transaction	:	**Subscription for 300,000 ordinary shares by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct Interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**1,050,000**
Direct (%)	:	**0.042**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**06/06/2006**
Remarks	:	

The total number of options held after the Subscription of Shares is 2,559,578

Exemption File No.
082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-060615-56310**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	15/06/2006

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Chan Chee Beng**
Address	:	**No 3 Jalan TR6/1, Tropicana Golf & Country Club 47410 Petaling Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Transferred	**08/06/2006**	**506,000**	**0.000**

Circumstances by reason of which change has occurred	:	**Transfer of shares to spouse**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**0**
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**15/06/2006**
Remarks	:	

APPENDIX E

Exemption File No.
082-34780

Reference No **MC-060519-36890**		
Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/05/2006**

Particulars of Substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard** **#38-03 Suntec Tower One** **Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 122,661,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired	:	**17/05/2006**
No of securities	:	**125,441,600**
Circumstances by reason of which Securities Holder has interest	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/deemed**
Price Transacted (RM)	:	

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**125,441,600**
Indirect/deemed interest (%)	:	**5.01**
Date of notice	:	**18/05/2006**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of Templeton dated 18 May 2006 received by Maxis on 19 May 2006.

Reference No MC-060519-38043

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/05/2006**

Particulars of Substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 122,661,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired	:	**17/05/2006**
No of securities	:	**125,441,600**
Circumstances by reason of which Securities Holder has interest	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc, which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/deemed**
Price Transacted (RM)	:	

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**125,441,600**
Indirect/deemed interest (%)	:	**5.01**
Date of notice	:	**18/05/2006**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of Templeton International, Inc. dated 18 May 2006 received by Maxis on 19 May 2006.

Reference No MC-060519-38543

Exemption File No.
082-34780

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/05/2006**

Particulars of Substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 122,661,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired	:	**17/05/2006**
No of securities	:	**125,441,600**
Circumstances by reason of which Securities Holder has interest	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/deemed**
Price Transacted (RM)	:	
Total no of securities after change:		
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**125,441,600**
Indirect/deemed interest (%)	:	**5.01**
Date of notice	:	**18/05/2006**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 18 May 2006 received by Maxis on 19 May 2006.

Reference No MC-060519-39163

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/05/2006**

Particulars of Substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 122,661,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired	:	**17/05/2006**
No of securities	:	**125,441,600**
Circumstances by reason of which Securities Holder has interest	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/deemed**
Price Transacted (RM)	:	

Total no of securities after change:

Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**125,441,600**
Indirect/deemed interest (%)	:	**5.01**
Date of notice	:	**18/05/2006**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of Franklin Resources, Inc. dated 18 May 2006 received by Maxis on 19 May 2006.

APPENDIX F

Reference No **MC-060522-41788**

Exemption File No.
082-34780

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/05/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Name & address of registered holder		

Reference No MC-060522-40946
Submitting Merchant Bank : N/A
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 22/05/2006

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name : TEMPLETON WORLDWIDE, INC.
Address : 500 East Broward Blvd., Suite 2100
Ft. Lauderdale FL 33394
NRIC/Passport No/Company No. : N/A
Nationality/Country of incorporation : United States
Descriptions(Class & nominal value) : Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	18/05/2006	600,000	

Circumstances by reason of which change has occurred : Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.
Nature of interest : Indirect/deemed
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : 600,000
Indirect/deemed interest (%) : 0.024
Total no of securities after change : 126,041,600
Date of notice : 19/05/2006
Remarks :
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc . dated 19 May 2006 received by Maxis on 20 May 2006.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 123,261,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060522-39556
Submitting Merchant Bank : N/A
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 22/05/2006

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**18/05/2006**	**600,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**600,000**
Indirect/deemed interest (%)	:	**0.024**
Total no of securities after change	:	**126,041,600**
Date of notice	:	**19/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 19 May 2006 received by Maxis on 20 May 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 123,261,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Reference No MO-060522-42170

Exemption File No.
082-34780

Submitting Merchant Bank : **N/A**
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **22/05/2006**

Particulars of substantial Securities Holder

Name : **TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address : **7 Temasek Boulevard**
#38-03 Suntec Tower One
Singapore 038987
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **Singapore**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**18/05/2006**	**600,000**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **600,000**
Indirect/deemed interest (%) : **0.024**
Total no of securities after change : **126,041,600**
Date of notice : **19/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 19 May 2006 received by Maxis on 20 May 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 123,261,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 993,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,787,000 ordinary shares of RM0.10 each in Maxis)

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	26/05/2006

Particulars of substantial Securities Holder

Name	:	TEMPLETON INTERNATIONAL, INC.
Address	:	500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394
NRIC/Passport No/Company No.	:	N/A
Nationality/Country of incorporation	:	United States
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 816,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/05/2006**	**847,300**	

Circumstances by reason of which change has occurred	:	Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.
Nature of interest	:	Indirect/Deemed
Direct (units)	:	847,300
Direct (%)	:	0.034
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	126,888,900
Date of notice	:	25/05/2006

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 25 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over whichTempleton International, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 124,077,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,817,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060526-39525

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/05/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 816,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/05/2006**	**847,300**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	**847,300**
Direct (%)	:	**0.034**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**126,888,900**
Date of notice	:	**25/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 25 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 124,077,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,817,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060526-1BB4F

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 26/05/2006

Particulars of substantial Securities Holder

Name : **TEMPLETON WORLDWIDE, INC.**
Address : **500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 816,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/05/2006**	**847,300**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/Deemed**
Direct (units) : **847,300**
Direct (%) : **0.034**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **126,888,900**
Date of notice : **25/05/2006**
Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 25 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 124,077,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,817,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060526-1BCAB

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/05/2006**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 816,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 30,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/05/2006**	**847,300**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	**847,300**
Direct (%)	:	**0.034**
Indirect/deemed interest (units)	:	

Reference No MC-060529-35946

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	29/05/2006

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name	:	FRANKLIN RESOURCES, INC.
Address	:	One Franklin Parkway, San Mateo, CA. 94403-1906
NRIC/Passport No/Company No.	:	N/A
Nationality/Country of incorporation	:	United States
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 967,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 33,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/05/2006**	**1,000,000**	

Circumstances by reason of which change has occurred	:	Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.
Nature of interest	:	Indirect/Deemed
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	1,000,000
Indirect/deemed interest (%)	:	0.04
Total no of securities after change	:	127,888,900
Date of notice	:	26/05/2006

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 26 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,044,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,850,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060529-C0C09
Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 29/05/2006

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name	:	TEMPLETON WORLDWIDE, INC.
Address	:	500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394
NRIC/Passport No/Company No.	:	N/A
Nationality/Country of incorporation	:	United States
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 967,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 33,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/05/2006**	**1,000,000**	

Circumstances by reason of which change has occurred	:	Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.
Nature of interest	:	Indirect/Deemed
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	1,000,000
Indirect/deemed interest (%)	:	0.04
Total no of securities after change	:	127,888,900
Date of notice	:	26/05/2006

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 26 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,044,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,850,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060529-BDD0D
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **29/05/2006**

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 967,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 33,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/05/2006**	**1,000,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,000,000**
Indirect/deemed interest (%)	:	**0.04**
Total no of securities after change	:	**127,888,900**
Date of notice	:	**26/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 26 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,044,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,850,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060529-C2E93

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/05/2006**

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 967,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 33,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**25/05/2006**	**1,000,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,000,000**
Indirect/deemed interest (%)	:	**0.04**
Total no of securities after change	:	**127,888,900**
Date of notice	:	**26/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 26 May 2006 received by Maxis on 26 May 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,044,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,850,000 ordinary shares of RM0.10 each in Maxis)

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 29/05/2006

Particulars of substantial Securities Holder

Name	: **Tun Haji Mohammed Hanif Bin Omar ("Tun Hanif")**
Address	: **No. 74, Jalan USJ 12/3B, 47630 Subang Jaya, Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	: **390116-08-5111**
Nationality/Country of incorporation	: **Malaysian**
Descriptions(Class & nominal value)	: **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd
20th Floor, Menara Bumiputra,
Jalan Melaka,
50100 Kuala Lumpur
In respect of 100,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**22/05/2006**	**100,000**	**8.800**

Circumstances by reason of which change has occurred :

Change in particulars of Tun Hanif's direct beneficial equity interest in Maxis resulting from the disposal in the open market of 100,000 ordinary shares of RM0.10 each in Maxis as set out above herein representing 0.004% equity interest in Maxis.

There is no change to the number of shares over which the deemed interest is held.

Tun Hanif is deemed to have an interest in the shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-
(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");
(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");
(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn. Bhd. ("NMSB");
(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.17% direct equity interest in the shares of Maxis.

HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects.

However, Tun Hanif does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary

trusts for Bumiputera objects.

Tun Hanif is also deemed to have an interest over 2,000,000 shares in Maxis held through Dian Tiara Sdn. Bhd. ("DTSB") by virtue of his 99% direct equity interest in DTSB.

Therefore, Tun Hanif has an aggregate of 13.25% equity interest in Maxis.

Nature of interest	:	**Direct**
Direct (units)	:	**100,000**
Direct (%)	:	**0.004**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**331,875,665**
Date of notice	:	**25/05/2006**

Remarks

Notification was received by the Company on 29 May 2006.

There is no change to the number of shares over which the deemed interest is held following the above disposal.

The Registered holders of the remaining Maxis shares over which Tun Hanif has a deemed interest are set out below :

Bumiputra-Commerce Nominees (Tempatan) Sdn. Bhd.
20th Floor, Menara Bumiputra
Jalan Melaka
50100 Kuala Lumpur
In respect of 100,000 ordinary shares of RM0.10 each in Maxis

Dian Tiara Sdn. Bhd.
Suite 1608, Plaza Pengkalan
Jalan Tiong
3rd Mile, Jalan Ipoh
51100 Kuala Lumpur
In respect of 2,000,000 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,

Exemption File No.
082-34780

50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Submitting Merchant Bank :
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **31/05/2006**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 440,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 16,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**26/05/2006**	**456,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**456,000**
Indirect/deemed interest (%)	:	**0.018**
Total no of securities after change	:	**128,344,900**
Date of notice	:	**30/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 30 May 2006 received by Maxis on 31 May 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
082-34780

Reference No **MC-060531-CECDC**		
Submitting Merchant Bank	:	
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**31/05/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 440,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 16,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**26/05/2006**	**456,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**456,000**
Indirect/deemed interest (%)	:	**0.018**
Total no of securities after change	:	**128,344,900**
Date of notice	:	**30/05/2006**

Remarks :
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 30 May 2006 received by Maxis on 31 May 2006.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060531-D29DE
Submitting Merchant Bank :
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **31/05/2006**

Exemption File No. 082-34780

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 440,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 16,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**26/05/2006**	**456,000**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 3 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**456,000**
Indirect/deemed interest (%)	:	**0.018**
Total no of securities after change	:	**128,344,900**
Date of notice	:	**30/05/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 30 May 2006 received by Maxis on 31 May 2006.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Reference No MC-060531-D502A
Submitting Merchant Bank :
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **31/05/2006**

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name : **TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address : **7 Temasek Boulevard**
#38-03 Suntec Tower One
Singapore 038987
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **Singapore**
Descriptions(Class & nominal value) : **Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 440,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 16,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**26/05/2006**	**456,000**	

Circumstances by reason of which change has occurred : **Shares are held by 10 funds and 3 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest : **Indirect/Deemed**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **456,000**
Indirect/deemed interest (%) : **0.018**
Total no of securities after change : **128,344,900**
Date of notice : **30/05/2006**
Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 30 May 2006 received by Maxis on 31 May 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 994,600 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-060609-A1A13**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/06/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON WORLDWIDE, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,857,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/06/2006**	**3,857,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,857,400**
Indirect/deemed interest (%)	:	**0.154**
Total no of securities after change	:	**132,202,300**
Date of notice	:	**08/06/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton Worldwide, Inc. dated 8 June 2006 received by Maxis on 8 June 2006.

The Registered holders of the Maxis shares over which Templeton Worldwide, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 4,852,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-060609-9F383**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/06/2006**

Particulars of substantial Securities Holder

Name	:	**FRANKLIN RESOURCES, INC.**
Address	:	**One Franklin Parkway, San Mateo, CA. 94403-1906**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,857,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/06/2006**	**3,857,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,857,400**
Indirect/deemed interest (%)	:	**0.154**
Total no of securities after change	:	**132,202,300**
Date of notice	:	**08/06/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Franklin Resources, Inc. dated 8 June 2006 received by Maxis on 8 June 2006.

The Registered holders of the Maxis shares over which Franklin Resources, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 4,852,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-060609-9B1F0**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/06/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON INTERNATIONAL, INC.**
Address	:	**500 East Broward Blvd., Suite 2100, Ft. Lauderdale FL 33394**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,857,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/06/2006**	**3,857,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton Asset Management Ltd. is the discretionary investment advisor. Templeton Asset Management Ltd. is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,857,400**
Indirect/deemed interest (%)	:	**0.154**
Total no of securities after change	:	**132,202,300**
Date of notice	:	**08/06/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton International, Inc. dated 8 June 2006 received by Maxis on 8 June 2006.

The Registered holders of the Maxis shares over which Templeton International, Inc. has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 4,852,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-060609-34727**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/06/2006**

Particulars of substantial Securities Holder

Name	:	**TEMPLETON ASSET MANAGEMENT LTD. ("Templeton")**
Address	:	**7 Temasek Boulevard** **#38-03 Suntec Tower One** **Singapore 038987**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Singapore**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 3,857,400 ordinary shares of RM0.10 each in Maxis)

D ils of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/06/2006**	**3,857,400**	

Circumstances by reason of which change has occurred	:	**Shares are held by 10 funds and 4 separate accounts for which Templeton is the discretionary investment advisor. Templeton is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc.**
Nature of interest	:	**Indirect/Deemed**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**3,857,400**
Indirect/deemed interest (%)	:	**0.154**
Total no of securities after change	:	**132,202,300**
Date of notice	:	**08/06/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of Templeton dated 8 June 2006 received by Maxis on 8 June 2006.

The Registered holders of the Maxis shares over which Templeton has an indirect/ deemed interest after taking account of the changes as stated above are set out below:-

HSBC Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 125,484,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Berhad
Kuala Lumpur, Malaysia
(in respect of 4,852,000 ordinary shares of RM0.10 each in Maxis)

Citibank Berhad
Kuala Lumpur, Malaysia
(in respect of 1,866,000 ordinary shares of RM0.10 each in Maxis)

APPENDIX G

082-34780

Reference No **MC-060524-65081**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **First Quarter Results for the Quarter ended 31March 2006**

Contents :

Please find attached Maxis' Press Release on its First Quarter Results for the Quarter ended 31March 2006

Q106PR-Final.pdf Summarytable-pr.pdf

Financial Results
Reference No **MC-060524-59279**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/05/2006**
Quarterly report for the financial period ended	:	**31/03/2006**
Quarter	:	**1**
Financial Year End	:	**31/12/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 1Q06.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/03/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,727,000**	**1,585,000**	**1,727,000**	**1,585,000**
2	Profit/(loss) before tax	**707,000**	**658,000**	**707,000**	**658,000**
3	Profit/(loss) after tax and minority interest	**510,000**	**436,000**	**510,000**	**436,000**
4	Net profit/(loss) for the period	**510,000**	**436,000**	**510,000**	**436,000**
5	Basic earnings/ (loss) per shares (sen)	**20.40**	**17.60**	**20.40**	**17.60**
6	Dividend per share (sen)	**10.42**	**10.42**	**10.42**	**10.42**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to	**2.5400**	**2.4200**

ordinary equity holders of the parent (RM)

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors have declared a first gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2005: 10.42 sen) in respect of the financial year ending 31 December 2006 and will be paid on 30 June 2006. The entitlement date for the dividend payment is 15 June 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 June 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2006

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 31 March 2006 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/3/2006 (Unaudited)	QUARTER ENDED 31/3/2005 (Restated)	+ -	PERIOD ENDED 31/3/2006 (Unaudited)	PERIOD ENDED 31/3/2005 (Restated)	+ -
		RM' m	RM' m	%	RM' m	RM' m	%
Revenue	8	1,727	1,585	+9	1,727	1,585	+9
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		(509)	(436)		(509)	(436)	
Gross profit		1,218	1,149	+6	1,218	1,149	+6
Other operating income		3	1		3	1	
Administrative expenses		(273)	(280)		(273)	(280)	
Network operation costs		(228)	(208)		(228)	(208)	
Other operating expenses		(23)	(1)		(23)	(1)	
Profit from operations	8	697	661	+5	697	661	+5
Finance costs		(1)	(3)		(1)	(3)	
Share of result in an associated company		11	-		11	-	
Profit before taxation		707	658	+7	707	658	+7
Taxation	18	(217)	(222)		(217)	(222)	
Profit after taxation		490	436	+12	490	436	+12
Attributable to:							
- Equity holders of the parent		510	436	+17	510	436	+17
- Minority interests		(20)	-		(20)	-	
		490	436	+12	490	436	+12
Earnings per share :		Sen	Sen		Sen	Sen	
- Basic	27	20.4	17.6		20.4	17.6	
- Diluted	27	20.3	17.4		20.3	17.4	

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/3/2006 (Unaudited) RM' m	AS AT 31/12/2005 (Restated) RM' m
ASSETS			
Non-Current Assets			
Property, plant and equipment	9 (a)	**5,510**	4,532
Intangible assets		**4,013**	1,260
Investment		**4**	4
Deferred tax asset		**155**	198
		9,682	5,994
Current Assets			
Inventories		**214**	63
Trade and other receivables		**982**	597
Tax recoverable		**51**	27
Deposits with licensed banks		**2,393**	3,415
Cash and bank balances		**106**	62
		3,746	4,164
TOTAL ASSETS		**13,428**	10,158
LIABILITIES			
Current Liabilities			
Provisions for liabilities and charges		**124**	139
Trade and other payables		**2,947**	2,329
Borrowings	22	**2,171**	264
Taxation		**175**	82
		5,417	2,814
Non-Current Liabilities			
Creditors		**41**	40
Borrowings	22	**890**	538
Deferred tax liability		**486**	474
		1,417	1,052
TOTAL LIABILITIES		**6,834**	3,866

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 31/3/2006 (Unaudited)	AS AT 31/12/2005 (Restated)
	RM' m	RM' m
EQUITY		
Share capital	**250**	250
Non-distributable reserves	**3,488**	3,512
Proposed dividend reserve	**300**	488
Retained earnings	**2,312**	1,802
Shareholders' Equity	**6,350**	6,052
Minority interests	**244**	240
TOTAL EQUITY	**6,594**	6,292
TOTAL LIABILITIES AND EQUITY	**13,428**	10,158
Net assets per share attributable to ordinary equity holders of the parent (RM)	**2.54**	2.42

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	<-----Attributable to Equity Holders of the Parent----->								
	Issued and fully paid		Non-distributable		Distributable				
Period ended 31/3/2006	Number of shares	Nominal value	Share premium	Other reserves	Proposed dividend reserve	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2006									
- as previously stated	2,500	250	3,503	(9)	488	1,850	6,082	240	6,322
- change in accounting policies :									
- FRS 2	-	-	-	18	-	(18)	-	-	-
- FRS 116	-	-	-	-	-	(30)	(30)	-	(30)
- as restated	2,500	250	3,503	9	488	1,802	6,052	240	6,292
Movements for the period									
Issue of ordinary shares:									
- 2,020,000 ordinary shares pursuant to the ESOS(1)	2	-	11	-	-	-	11	-	11
Currency translation differences	-	-	-	(43)	-	-	(43)	13	(30)
Net profit for the period	-	-	-	-	-	510	510	(20)	490
Fourth interim dividend for the financial year ended 31/12/2005	-	-	-	-	(188)	-	(188)	-	(188)
Share-based payment under ESOS	-	-	-	8	-	-	8	-	8
Acquisition of subsidiaries	-	-	-	-	-	-	-	11	11
Balance as at 31/3/2006	2,502	250	3,514	(26)	300	2,312	6,350	244	6,594

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS")

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	<------Attributable to Equity Holders of the Parent						------>		
	Issued and fully paid		Non-distributable		Distributable				
Period ended 31/3/2005 (Restated)	**Number of shares**	**Nominal value**	**Share premium**	**Other reserves**	**Proposed dividend reserve**	**Retained earnings**	**Share-holders' equity**	**Minority interests**	**Total Equity**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2005									
- as previously stated	2,476	248	3,376	1	520	1,226	5,371	-	5,371
- change in accounting policies:									
- FRS 116	-	-	-	-	-	(22)	(22)	-	(22)
- as restated	2,476	248	3,376	1	520	1,204	5,349	-	5,349
Movements for the period									
Issue of ordinary shares:									
- 2,959,000 ordinary shares pursuant to the ESOS	3	-	15	-	-	-	15	-	15
Net profit for the period									
- as previously stated	-	-	-	-	-	439	439	-	439
- change in accounting policies:									
- FRS 2	-	-	-	-	-	(1)	(1)	-	(1)
- FRS 116	-	-	-	-	-	(2)	(2)	-	(2)
- as restated	-	-	-	-	-	436	436	-	436
Fourth interim dividend for the financial year ended 31/12/2004	-	-	-	-	(124)	-	(124)	-	(124)
Share-based payment Under ESOS	-	-	-	1	-	-	1	-	1
Balance as at 31/3/2005	2,479	248	3,391	2	396	1,640	5,677	-	5,677

maxis®

MAXIS COMMUNICATIONS BERHAD

(158400 – V)

INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	PERIOD ENDED 31/3/2006 (Unaudited)	PERIOD ENDED 31/3/2005 (Restated)
	RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit attributable to ordinary equity holders of the parent	**510**	436
Depreciation	**232**	207
Amortisation of intangible assets	**4**	33
Finance cost	**1**	3
Minority interest share in results of subsidiaries	**(20)**	-
Taxation	**217**	222
Others	**(14)**	2
	420	467
Operating profit before changes in working capital	**930**	903
Changes in working capital	**(434)**	(233)
Cash generated from operations	**496**	670
Interest received	**17**	14
Taxation paid	**(122)**	(77)
Net cash flow from operating activities	**391**	607
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow on acquisition of subsidiaries	**(2,722)**	-
Purchase of property, plant and equipment	**(299)**	(177)
Proceeds from disposal of property, plant and equipment	**2**	-
Part payment of the 3G spectrum assignment licence fees in Malaysia	**-**	(8)
Net cash flow from investing activities	**(3,019)**	(185)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	**1,844**	-
Syndicated loan documentation fees paid	**-**	(6)
Proceeds from issuance of shares	**11**	15
Dividends paid	**(188)**	(105)
Interest paid	**(19)**	(12)
Net cash flow from financing activities	**1,648**	(108)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 31/3/2006 (Unaudited)	PERIOD ENDED 31/3/2005 (Restated)
	RM' m	RM' m
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	**(980)**	314
EFFECT OF EXCHANGE RATE CHANGES	**2**	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**3,477**	2,238
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**2,499**	2,552

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis and its subsidiaries ("the Group") has been prepared based on:

- The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
- Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2005. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2005 except for the adoption of the following new and revised FRS issued by Malaysian Accounting Standards Board ("MASB") that are effective for the Group for the financial period beginning 1 January 2006:

- FRS 2 – Share-based Payment
- FRS 3 – Business Combinations
- FRS 5 – Non-current Assets Held for Sale and Presentation of Discontinued Operations
- FRS 101 – Presentation of Financial Statements
- FRS 102 – Inventories
- FRS 108 – Accounting Policies, Changes in Accounting Estimates and Errors
- FRS 110 – Events After the Balance Sheet Date
- FRS 116 – Property, Plant and Equipment
- FRS 121 – The Effects of Changes in Foreign Exchange Rates
- FRS 127 – Consolidated and Separate Financial Statements
- FRS 128 – Investments in Associates
- FRS 132 – Financial Instruments: Disclosure and Presentation
- FRS 133 – Earnings per Share
- FRS 136 – Impairment of Assets
- FRS 138 – Intangible Assets

The adoption of FRS 5, 102, 108, 110, 127, 128, 132 and 133 does not have significant financial impact on the Group. The principal effects of the changes in accounting policies resulting from the adoption of the other new and revised FRS are discussed below and the effects of the changes to the current quarter and the comparatives are disclosed in Note 1 (vi):

(i) FRS 2: Share-based Payment

The adoption of FRS 2 has resulted in a change in accounting policy for share-based payment arising from share options granted by the Company to employees (including directors) of the Group.

Prior to 1 January 2006, no compensation expense was recognised in the income statement for share options granted to employees of the Group. Upon the adoption of FRS 2, where the Group pays for services of its employees using share options, the fair value of the transaction is recognised as an expense in the income statement over the vesting periods of the grants, with a corresponding increase in equity. The total amount to be recognised as compensation expense is determined by reference to the fair value of the share option at the date of the grant and the number of share options to be vested by vesting date. At balance sheet date, the Group revises its estimate of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

1. ACCOUNTING POLICIES (CONTINUED)

(i) FRS 2: Share-based Payment (continued)

Under the transitional provisions of FRS 2, this standard applies to share options which were granted after 31 December 2004 and which had not yet vested on 1 January 2006. The application is retrospective and accordingly, the comparative amounts as at 31 December 2005 are restated and the opening balance of retained earnings as at 1 January 2006 has been adjusted.

(ii) FRS 3: Business Combinations, FRS 136: Impairment of Assets and FRS 138: Intangible Assets

The adoption of FRS 3: Business Combinations and the consequential changes to FRS 136: Impairment of Assets and FRS 138: Intangible Assets has resulted in a change in the accounting policy relating to purchased goodwill.

Goodwill acquired in a business combination is now stated at cost less any accumulated impairment losses. The adoption of FRS 138 has resulted in the Group ceasing annual amortisation of goodwill. Instead, goodwill is allocated to cash-generating units and the carrying amount is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill impairment is determined by comparing its carrying amount against its recoverable amount in accordance with FRS 136. Any impairment loss is recognised in the income statement and subsequent reversal is not allowed.

This change in accounting policy has been accounted for prospectively for business combinations where the agreement date is on or after 1 January 2006. For business combinations entered into prior to that date, the transitional provisions of FRS 3 requires the Group to eliminate the carrying accumulated amortisation as at 1 January 2006 of RM347.6 million against the carrying amount of goodwill. The carrying amount of goodwill for the Group as at 1 January 2006 of RM1,019.5 million ceased to be amortised. This has the effect of reducing the amortisation charge of the Group by RM34.2 million for the 1st quarter ended 31 March 2006.

In addition, the useful lives of other intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Intangible assets with an indefinite useful life are not amortised but are tested for impairment annually. Intangible assets with a finite useful life will continue to be amortised over the estimated useful life. Prior to 1 January 2006, intangible assets were considered to have a finite useful life and were stated at cost less accumulated amortisation and impairment losses. The adoption of this accounting policy has not resulted in any financial impact to the Group as the Group's other intangible asset, which consists of the cost of spectrum rights, is regarded to have a finite useful life and continues to be amortised.

(iii) FRS 101: Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interest and other disclosures. Minority interest is now presented within total equity in the consolidated balance sheet and as an allocation from net profit for the period in the consolidated income statement. The movement of minority interest is now presented in the consolidated statement of changes in equity. The presentation of the comparative financial statements of the Group has been restated to conform with the current period's presentation.

(iv) FRS 116: Property, Plant and Equipment

The cost of an item of property, plant and equipment now includes the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

1. **ACCOUNTING POLICIES (CONTINUED)**

(v) FRS 121: The Effects of Changes in Foreign Exchange Rates

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia, which is the Company's functional and presentation currency.

In addition, as of 1 January 2006, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at the closing rate. In accordance with the transitional provisions of FRS 121, this change is applied prospectively. Goodwill acquired in business combinations prior to 1 January 2006 and fair value adjustments arising on those acquisitions are deemed to be assets and liabilities of the parent company and were translated using the exchange rate at the dates of acquisition.

(vi) Effects of changes in accounting policies

The following comparative amounts have been restated due to adoption of the aforementioned new and revised FRS:

		<--------Adjustments------>		
	Previously reported	**FRS 2 (Note 1(i))**	**FRS 116 (Note 1(iv))**	**Restated**
	RM' m	**RM' m**	**RM' m**	**RM' m**
Balance Sheet as at 31 December 2005				
Property, plant and equipment	4,504	-	28	4,532
Deferred tax asset	187	-	11	198
Provision for liabilities and charges	70	-	69	139
Non-distributable reserves	3,494	18	-	3,512
Retained earnings	1,850	(18)	(30)	1,802
Income Statement 3 months ended 31 March 2005				
Administrative expenses	(279)	(1)	-	(280)
Finance cost	(1)	-	(2)	(3)
Profit before taxation	661	(1)	(2)	658
Profit after taxation	439	(1)	(2)	436

The effects of the changes in accounting policies in the current quarter's income statement are as follows:

	Charged
Income Statement for the 3 months ended 31 March 2006	**RM' m**
FRS 2 (Note 1(i))	8
FRS 116 (Note 1(iv))	2
	10

In addition, the adoption of FRS 3, FRS 136 and FRS 138 (Note 1 (ii)) has the effect of reducing the amortisation charge of the Group by RM34.2 million for the 1st quarter ended 31 March 2006.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

The auditors' report on the audited financial statements for the financial year ended 31 December 2005 was not qualified.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review except as disclosed in Note 1 on the changes in accounting policies and Note 24 on the acquisition of Aircel Limited ("Aircel") and its subsidiaries.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in prior interim periods or in prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	2,020	11	2,020	11

7. DIVIDENDS PAID

During the quarter under review, the fourth interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM188 million in respect of the financial year ended 31 December 2005, was paid on 31 March 2006.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. The results for the Mobile services segment are further divided into geographic regions. Inter-segment revenue comprises network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Revenue	**QUARTER ENDED 31/3/2006**	QUARTER ENDED 31/3/2005	**PERIOD ENDED 31/3/2006**	PERIOD ENDED 31/3/2005
	RM' m	RM' m	**RM' m**	RM' m
Mobile services				
Malaysia - external revenue	**1,595**	1,490	**1,595**	1,490
Malaysia - inter-segment revenue	**20**	21	**20**	21
India - external revenue	**29**	-	**29**	-
Indonesia - external revenue	**1**	-	**1**	-
	1,645	1,511	**1,645**	1,511
Fixed services				
Malaysia - external revenue	**41**	47	**41**	47
Malaysia - inter-segment revenue	**11**	6	**11**	6
	52	53	**52**	53
International gateway services				
Malaysia - external revenue	**61**	48	**61**	48
Malaysia - inter-segment revenue	**56**	45	**56**	45
	117	93	**117**	93
Other operations				
Malaysia - external revenue	**-**	-	**-**	-
Malaysia - inter-segment revenue	**20**	17	**20**	17
	20	17	**20**	17
Total reportable segments	**1,834**	1,674	**1,834**	1,674
Eliminations	**(107)**	(89)	**(107)**	(89)
Total group revenue	**1,727**	1,585	**1,727**	1,585

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/3/2006	QUARTER ENDED 31/3/2005 (Restated)	**PERIOD ENDED 31/3/2006**	PERIOD ENDED 31/3/2005 (Restated)
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services - Malaysia	**706**	654	**706**	654
Mobile services – Indonesia	**(43)**	-	**(43)**	-
Mobile services - India	**8**	-	**8**	-
Fixed services - Malaysia	**3**	2	**3**	2
International gateway services - Malaysia	**21**	12	**21**	12
Other operations - Malaysia	**2**	(7)	**2**	(7)
Profit from operations	**697**	661	**697**	661

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There was no revalued property, plant and equipment during the quarter and as at 31 March 2006.

(b) Investment properties

There were no investment properties during the quarter and as at 31 March 2006.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

On 9 May 2006, the Company announced the following updates to the Ministerial Decree issued by the Departemen Komunikasi and Informatika, Direktorat Jenderal Pos dan Telekommunikasi ("the Ministry") on the allocation of the 3G spectrum.

(a) PT Natrindo Telepon Seluler ("NTS") has paid IDR 32 billion (equivalent to RM13 million) towards the annual fee for 1 block of 2x5 MHz Frequency Division Duplex ("FDD") mode.

(b) Under the deferred payment scheme, NTS' payment for the upfront fees of IDR 320 billion (equivalent to RM128 million) for 1 block of 2x5 MHz FDD mode is payable by 31 January 2008 subject to interest based on the average Bank of Indonesia interest rate.

(c) NTS has returned the 1x5 MHz Time Division Duplex ("TDD") mode and consequently will not be required to pay the upfront fees of IDR160 billion (equivalent to RM64 million) and the annual fee for the 1x5 MHz of TDD mode of IDR16 billion (equivalent to RM6.4 million).

Save as disclosed above, there were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the audited annual financial statements for the financial year ended 31 December 2005, there were no significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 18 May 2006 were as follows:

	Group RM' m
(i) Guarantees given to a third party in respect of services provided to subsidiaries	2
(ii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	1
- Others	18
	19
(iii) Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	50

(b) Contingent assets

There were no contingent assets as at 18 May 2006.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 31 March 2006 are as follows:	Group RM' m
Approved by the Board of Directors:	
- contracted for	863
- not contracted for	1,593
	2,456

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 31/3/2006	BALANCES DUE FROM/(TO) AS AT 31/3/2006
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	2	2
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	13	(5)
- MEASAT Satellite Systems Sdn. Bhd. (transponder lease rental)	5	(6)
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	11	(15)
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	6	(3)

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2006 versus 4th Quarter 2005)

Financial indicators	1st Quarter 2006 (Unaudited)	4th Quarter 2005 (Restated)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,727**	1,682	**45**	**3%**
EBITDA	**933**	846	**87**	**10%**
EBITDA margin (%)	**54.0**	50.3	**3.7**	**-**
Profit before taxation ("PBT")	**707**	596	**111**	**19%**
Profit after taxation ("PAT")	**490**	390	**100**	**26%**
Financials – Malaysian Operations (RM'm)				
Revenue	**1,697**	1,681	**16**	**1%**
EBITDA	**957**	888	**69**	**8%**
EBITDA margin (%)	**56.4**	52.8	**3.6**	**-**
PBT	**733**	669	**64**	**10%**
Financials – Indonesian Operations (RM'm)				
Revenue	**1**	1	**-**	**-**
EBITDA	**(37)**	(42)	**5**	**12%**
Loss before taxation	**(42)**	(73)	**31**	**42%**
Financials – Indian Operations (RM'm) (1)				
Revenue	**29**	n/a	n/a	n/a
EBITDA	**13**	n/a	n/a	n/a
EBITDA margin (%)	**44.8**	n/a	n/a	n/a
Share of result in an associate	**11**	n/a	n/a	n/a
Contribution as a subsidiary	**5**	n/a	n/a	n/a
Total contribution to PBT	**16**	n/a	n/a	n/a

Note:
(1) Represents Indian Operations acquired effective 21 March 2006.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2006 versus 4th Quarter 2005) (Continued)

Operational indicators	1st Quarter 2006	4th Quarter 2005	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	**1,905**	1,423	**482**	**34%**
- Prepaid	**8,924**	6,452	**2,472**	**38%**
- Total	**10,829**	7,875	**2,954**	**38%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,451**	1,419	**32**	**2%**
- Prepaid	**6,754**	6,439	**315**	**5%**
- Total	**8,205**	7,858	**347**	**4%**
ARPU (RM)				
- Postpaid	**137**	138	**(1)**	**(1%)**
- Prepaid	**48**	52	**(4)**	**(8%)**
Monthly MOUs (minutes)				
- Postpaid	**461**	457	**4**	**1%**
- Prepaid	**101**	107	**(6)**	**(6%)**
Data Revenue (RM'm)	**314**	306	**8**	**3%**
SMS messages (' m)	**4,464**	4,091	**373**	**9%**
Operational indicators – Indonesia				
Net subscribers (' 000)				
- Postpaid	**3**	4	**(1)**	**(25%)**
- Prepaid	**10**	13	**(3)**	**(23%)**
- Total	**13**	17	**(4)**	**(24%)**
ARPU (RM)				
- Postpaid	**46**	43	**3**	**7%**
- Prepaid	**10**	1	**9**	**> 100%**
Operational indicators – India [(1)]				
Net subscribers (' 000)				
- Postpaid	**451**	n/a	n/a	n/a
- Prepaid	**2,160**	n/a	n/a	n/a
- Total	**2,611**	n/a	n/a	n/a
ARPU (RM)	**34**	n/a	n/a	n/a

Note:
(1) Represents Indian Operations acquired effective 21 March 2006.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2006 versus 4th Quarter 2005) (Continued)

The Group's pre-tax profit of RM707 million was RM111 million or 19% higher than that of the preceding quarter. The improvement in earnings was mainly due to RM64 million higher pre-tax profit in the Malaysian Operations, the first time recognition of pre-tax profit amounting to RM16 million from the newly acquired Indian Operations and lower pre-tax loss of RM31 million recorded by the Indonesian Operations.

For the 3 months ended 31 March 2006	Malaysian Operations	Indian Operations	Indonesian Operations	Group
Net subscribers (' 000)				
- Postpaid	1,451	451	3	1,905
- Prepaid	6,754	2,160	10	8,924
- Total	8,205	2,611	13	10,829
Revenue (RM'm)	1,697	29	1	1,727
EBITDA (RM'm)	957	13	(37)	933
EBITDA margin (%)	56.4	44.8	n/a	54.0

The Group has accounted for the Indian Operations' results as a 26% associate using equity accounting from 6 January 2006 to 20 March 2006 (74 days) and subsequently consolidated as a subsidiary of the Group at 99.3% economic interest from 21 March 2006 to 31 March 2006 (11 days).

Malaysian Operations

Revenue

In the quarter under review, Maxis added 4% or 347,000 mobile subscribers. This brings the total subscriber base to 8,205,000. Revenue grew 1% or RM16 million to RM1,697 million. Revenue growth was at a lower rate compared to the 4% increase in subscribers base mainly due to lower mobile termination rates which took effect from 15 February 2006 and the increase in prepaid subscriber base which generally has lower usage revenue.

Postpaid ARPU declined slightly by RM1 to RM137. Despite a 5% growth in the prepaid customer base, lower MOU per subscriber by 6 minutes has contributed to a decline in prepaid ARPU by RM4 to RM48. Mobile data revenue increased by 3% or RM8 million mainly due to a 9% growth in billable SMS volume. The current quarter data revenue of RM314 million was 19.4% of total mobile revenue, an increase of 0.2% points from 19.2% registered in the preceding quarter.

EBITDA and EBITDA margin

EBITDA was 8% or RM69 million higher to end the quarter at RM957 million. The improvement was due to higher revenue of RM16 million and lower operating expenditures as the current quarter is typically a lower spend period when less activities take place compared to the preceding quarter. As a result, the EBITDA margin was higher at 56.4% compared with 52.8% in the preceding quarter.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (1st Quarter 2006 versus 4th Quarter 2005) (Continued)

Malaysian Operations (continued)

PBT

PBT of RM733 million was 10% or RM64 million higher than the preceding quarter mainly due to improvement in EBITDA of RM69 million and cessation of amortisation of goodwill in compliance with the new FRS (Q4/05 goodwill amortisation charge: RM34 million). These were partially offset by higher depreciation costs of RM34 million and higher finance costs of RM4m resulting from higher bank borrowings for acquisition of Aircel in the current quarter.

Indonesian Operations

The Group's Indonesian subsidiary, NTS, recorded a pre-tax loss of RM42 million which was 42% lower than the RM73 million registered in the preceding quarter. The pre-tax loss was attributed to the start-up losses of the mobile business.

Indian Operations

In the current quarter, Maxis completed the acquisition of an Indian mobile operator, Aircel, the market leader in Tamil Nadu including Chennai. The current quarter saw a first time recognition of pre-tax profit amounting to RM16 million from Aircel.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (1st Quarter 2006 versus 1st Quarter 2005)

Financial indicators	1st Quarter 2006 (Unaudited)	1st Quarter 2005 (Restated - refer note 1)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,727**	1,585	**142**	**9%**
EBITDA	**933**	901	**32**	**4%**
EBITDA margin (%)	**54.0**	56.8	**(2.8)**	**-**
Profit before taxation ("PBT")	**707**	658	**49**	**7%**
Profit after taxation ("PAT")	**490**	436	**54**	**12%**
Financials – Malaysian Operations (RM'm)				
Revenue	**1,697**	1,585	**112**	**7%**
EBITDA	**957**	901	**56**	**6%**
EBITDA margin (%)	**56.4**	56.8	**(0.4)**	**-**
PBT	**733**	658	**75**	**11%**
Financials – Indonesian Operations (RM'm) (1)				
Revenue	**1**	n/a	n/a	n/a
EBITDA	**(37)**	n/a	n/a	n/a
Loss before taxation	**(42)**	n/a	n/a	n/a
Financials – Indian Operations (RM'm) (2)				
Revenue	**29**	n/a	n/a	n/a
EBITDA	**13**	n/a	n/a	n/a
EBITDA margin (%)	**44.8**	n/a	n/a	n/a
Share of result in an associate	**11**	n/a	n/a	n/a
Contribution as a subsidiary	**5**	n/a	n/a	n/a
Total contribution to PBT	**16**	n/a	n/a	n/a

Notes:
(1) Represents Indonesian Operations acquired effective 29 April 2005.
(2) Represents Indian Operations acquired effective 21 March 2006.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (1st Quarter 2006 versus 1st Quarter 2005) (continued)

Operational indicators	1st Quarter 2006	1st Quarter 2005	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	**1,905**	1,279	**626**	**49%**
- Prepaid	**8,924**	5,287	**3,637**	**69%**
- Total	**10,829**	6,566	**4,263**	**65%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,451**	1,279	**172**	**13%**
- Prepaid	**6,754**	5,287	**1,467**	**28%**
- Total	**8,205**	6,566	**1,639**	**25%**
ARPU (RM)				
- Postpaid	**137**	155	**(18)**	**(12%)**
- Prepaid	**48**	57	**(9)**	**(16%)**
Monthly MOUs (minutes)				
- Postpaid	**461**	440	**21**	**5%**
- Prepaid	**101**	122	**(21)**	**(17%)**
Data Revenue (RM'm)	**314**	239	**75**	**31%**
SMS messages (' m)	**4,464**	1,505	**2,959**	**197%**
Operational indicators – Indonesia (1)				
Net subscribers (' 000)				
- Postpaid	**3**	n/a	n/a	n/a
- Prepaid	**10**	n/a	n/a	n/a
- Total	**13**	n/a	n/a	n/a
ARPU (RM)				
- Postpaid	**46**	n/a	n/a	n/a
- Prepaid	**10**	n/a	n/a	n/a
Operational indicators – India (2)				
Net subscribers (' 000)				
- Postpaid	**451**	n/a	n/a	n/a
- Prepaid	**2,160**	n/a	n/a	n/a
- Total	**2,611**	n/a	n/a	n/a
ARPU (RM)	**34**	n/a	n/a	n/a

Notes:

(1) Represents Indonesian Operations acquired effective 29 April 2005.

(2) Represents Indian Operations acquired effective 21 March 2006.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (1st Quarter 2006 versus 1st Quarter 2005) (Continued)

The Group's pre-tax profit of RM707 million was RM49 million or 7% higher than that of the corresponding quarter of the preceding year. The higher earnings were primarily due to RM75 million higher pre-tax profit in the Malaysian Operations and partially offset by RM26 million net pre-tax loss in the Group's overseas operations (refer to Note 15(A) for details). There were no overseas operations in the corresponding quarter of the preceding year.

Malaysian Operations

Revenue

From a year ago, the Maxis subscriber base has increased by 25% or 1,639,000, bringing the total subscriber base to 8,205,000 as at 31 March 2006. As a result, revenue increased by 7% to RM1,697 million compared to the same period in the preceding year. Postpaid ARPU declined 12% or RM18 to RM137 despite higher MOU of 21 minutes due primarily to new customers subscribing to lower rate plans and impact of lower mobile termination rates which took effect from 15 February 2006. Prepaid ARPU decreased RM9 to RM48 on tariff changes and lower MOU, which is in line with expectations as the expansion of subscriber base was mainly from lower end prepaid users.

Mobile data revenue increased by 31% to RM314 million, representing 19.4% of total mobile revenue as compared to 15.8% in the preceding year. The increase is driven mainly by a 197% increase in billable SMS messages. Revenue from advanced mobile data services (non P2P) increased by 31% to RM53 million, with active GPRS users increasing 115% to 1,206,000.

EBITDA and EBITDA margin

EBITDA grew by 6% or RM56 million to RM957 million spurred by the increase in revenue. The EBITDA margin was marginally lower at 56.4% in the current quarter compared with 56.8% in the corresponding quarter of the preceding year.

PBT

PBT improved by 11% to RM733 million from RM658 million in the comparative period. The increase of RM75 million was mainly due to increase in EBITDA of RM56 million and cessation of goodwill amortisation in compliance with the new FRS (Q1/05 goodwill amortisation charge: RM32 million).

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2006

The intense competition in the mobile industry in Malaysia is expected to continue through aggressive promotion activities and pricing. Nevertheless, the Group will continue to focus on increasing its customer base by leveraging on its improved network quality, progressive rollout to expand coverage and offering advanced and innovative mobile voice, data and video services. In addition, the Group will continue to focus in managing cost efficiently to sustain long term profitability.

Group results for the current financial year will be impacted by:

(i) Inclusion of the operating results and contribution from Aircel (India);

(ii) Start-up losses incurred by NTS (Indonesia); and

(iii) Possible cost increases, and slower growth for certain products and services, as a result of inflationary pressures currently being experienced in its key markets.

Barring any unforeseen circumstances, the Board of Directors expects the Group to achieve continuing satisfactory results for the financial year ending 31 December 2006.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
	QUARTER ENDED 31/3/2006	QUARTER ENDED 31/3/2005	**PERIOD ENDED 31/3/2006**	PERIOD ENDED 31/3/2005
	RM' m	RM' m	**RM' m**	RM' m
Current tax	**176**	92	**176**	92
Deferred tax	**41**	130	**41**	130
	217	222	**217**	222

The Group's effective tax rate for the current quarter is 30.7%, which is above the statutory tax rate of 28.0% mainly due to non-deductibility of certain operating expenditure for tax purposes and losses incurred by NTS where group relief is not available.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties for the quarter ended 31 March 2006.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities for the quarter ended 31 March 2006.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

Proposed RM500 million Commercial Paper/Medium Term Note Programme and Proposed RM500 million Medium Term Note Programme (collectively, the "Proposed Programmes")

On 9 November 2004, the Company announced that it intends to undertake the above proposals. The funds raised from the Proposed Programmes will enable Maxis and its subsidiaries to refinance existing debt, finance capital expenditure and utilise for general funding requirements. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004. The facility has yet to be drawn down as the Company has sufficient internal funds.

Save as disclosed above, there are no other disclosures that are required to be made as at 18 May 2006.

22. BORROWINGS

The borrowings as at 31 March 2006 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Syndicated loans (unsecured) [1]	255	532	787
Finance lease liabilities (secured)	-	11	11
Non-convertible debentures (secured)	16	27	43
Bridging loan (secured)	1,844	-	1,844
Term loans (secured)	56	320	376
	2,171	890	3,061

Currency exposure profiles of borrowings are as follows:

RM (Ringgit Malaysia)	-	11	11
USD (United States Dollar)	2,099	532	2,631
INR (Indian Rupees)	72	347	419
	2,171	890	3,061

Note

[1] Refer to Note 23 (ii) and (iii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments arising from trade transactions. Maxis' non-trade currency exposures will be hedged as and when deemed necessary.

(i) Forward foreign exchange contracts

Forward foreign exchange contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

As at 18 May 2006, the contract amounts of forward foreign exchange contracts that were entered into as hedges for purchases were USD1 million (RM4 million). These amounts represent the future cash flows under forward foreign exchange contracts to purchase the foreign currency. The settlement periods of these forward contracts range between 1 and 3 months.

(ii) Interest rate swap

The Company entered into an interest rate swap to hedge its USD100 million syndicated loan from 31 October 2005 to 7 February 2010. The effect of this transaction oblige it to pay fixed interest rate of 4.63% on the notional amount of USD100 million and entitle it to receive interest at the floating rate on the same notional amount on a quarterly basis.

(iii) Cross currency interest rate swap

The Company entered into an amortising cross currency interest rate swap ("CCIRS") to hedge its USD160 million syndicated loan from 16 February 2005 to 16 May 2007. The Company is obliged to pay KLIBOR interest rate in exchange for receiving LIBOR interest rate on the amortising outstanding principal amounts. The principal of the CCIRS is amortised semi-annually in accordance with the repayment of the USD160 million syndicated loan via an exchange of cash flows in USD and RM based on a pre-determined exchange rate of RM3.80 to USD1.00.

24. SIGNIFICANT EVENT – ACQUISITION OF AIRCEL

As disclosed in the audited annual financial statements for the financial year ended 31 December 2005, the acquisition of Aircel was completed on 21 March 2006.

Aircel was accounted for using equity accounting as a 26% associate from 6 January 2006 to 20 March 2006 and subsequently consolidated as a subsidiary of Maxis from 21 March 2006.

With equity interest of 74% in Aircel (comprised 65% direct interest and 9% indirect interest) and 100% subscription of cumulative redeemable non-convertible preference shares in Deccan Digital Networks Private Limited ("Deccan"), the joint venture company incorporated in the Republic of India, this effectively gives the Group 99.3% economic returns from the investment in Aircel.

24. SIGNIFICANT EVENT – ACQUISITION OF AIRCEL (Continued)

In addition, a contingent payment may be payable by Global Communication Services Holdings Ltd ("GCSH"), a wholly-owned subsidiary of Maxis, and Deccan. The amount of contingent payment is based on the difference between the future market value and the entry value of 63,243,243 Aircel ordinary shares ("Aircel Shares"). The future market value is based on (i) the market price of the Aircel Shares, in the event of an Initial Public Offering ("IPO"), or (ii) the formula-based equity value of Aircel on a consolidated basis, if there is no IPO after 3 years (or at GCSH's option, 4 years) from the completion date of the acquisition of Aircel.

25. CHANGES IN MATERIAL LITIGATION

As Aircel became a subsidiary of Maxis during the quarter under review, details (including status) of pending material litigation of Aircel and its subsidiaries are set out in this report. Save as disclosed below, there has been no material change in the status of reported material litigation as at 18 May 2006 that would have a material adverse impact to the Group.

(i) The Department of Telecommunications, New Delhi, India ("DoT") issued a show cause notice dated 24 August 2004 ("Impugned Order") to Dishnet Wireless Limited ("DWL"), a wholly-owned subsidiary of Aircel Limited, claiming that illegal routing of international voice calls ("grey telephony") through the internet service had occurred in DWL's network. DWL maintained that the grey telephony operations were committed by certain unscrupulous subscribers and DWL was not a party to such operations.

DWL challenged the imposition of penalty before the Telecom Disputes Settlement Appellate Tribunal, New Delhi ("TDSAT"), the appellate body for settlement of disputes between the Licensor (DoT) and Licensee under the ISP Licence Agreement, stating that the Impugned Order was issued without providing DWL an opportunity of being heard as per the Internet Service Provider ("ISP") License Agreement and questioning the methodology of calculation of the penalty imposed.

DoT withdrew the Impugned Order stating that orders could be passed after DoT issues a fresh notice to DWL and after giving DWL a hearing. Based on the above, TDSAT allowed the withdrawal of the appeal vide its order dated 25 November 2004.

DoT subsequently issued a fresh show cause notice dated 11 January 2005 to DWL on the same lines of the Impugned Order along with the calculation of the penalty imposed.

DWL requested for a personal hearing on the matter and made oral submissions and filed written submissions on the matter in February 2005. DoT's decision on the matter is pending. DoT could levy an imposition of maximum penalty of INR23.7 million (equivalent to RM2.0 million) together with interest (which cannot be estimated at this moment) on DWL and/or order termination of the ISP Licence issued to DWL.

(ii) In March 2004, DWL sold its broadband wired ISP business along with assets, rights, obligations, liabilities and subscribers to Videsh Sanchar Nigam Limited ("VSNL"). However, DWL retained its ISP licence and also reserved its rights to provide wireless internet access service.

DoT issued to DWL a show cause notice dated 9 June 2005 alleging that the hiving off the broadband wired ISP business without the consent of DoT amounted to a breach of terms and conditions of ISP licence warranting termination thereof. DoT also wrote a letter to DWL in December 2005 asking DWL to confirm the transfer of its subscribers as on the date of hiving off to VSNL. Similar notice and letter were also sent to VSNL.

25. CHANGES IN MATERIAL LITIGATION (Continued)

DWL has responded to DoT's notice and a decision from DoT is pending. DoT may order invocation of the performance bank guarantee amounting to INR10 million (equivalent to INR0.8 million) and/or impose a penalty on DWL and/or order termination of the licence issued to DWL.

(iii) DWL obtained a Unified Access Services Licence ("UAS license") from DoT for providing cellular mobile service ("Service") in certain service areas/circles, namely West Bengal, Assam, Bihar, North East, Himachal Pradesh, Orissa and Jammu & Kashmir, effective from 21 April 2004. The terms and conditions of the UAS licence(s) requires DWL to fulfill its roll out obligations which envisages commencement of Service in a prescribed minimum coverage area within 1 year of the effective date i.e. by 20 April 2005, failing which DoT may impose liquidated damages up to a maximum of INR70 million (equivalent to RM5.8 million). If the delay goes beyond 52 weeks, DoT can terminate the licence, invoke the performance guarantee and/or order the imposition of financial penalty the amount of which cannot be reliably estimated as at the date of this report.

DWL has taken all necessary steps to commence Service in the circles and has applied for wireless spectrum in the required frequency with the Wireless Planning Commission and for point of interconnect with Bharat Sanchar Nigam Limited, the incumbent operator controlled by DoT, across the circles. Since there was inordinate delay in the process of allocation of wireless frequency and point of interconnect, DWL could not commence Service within the prescribed roll out period provided in the UAS licence. Further, the process for commencement of Service involves various statutory clearances. As this is an industry-wide issue, any decision of DoT will have potential adverse impact on the telecommunication sector.

(iv) DWL had purchased an office premises in the fourth floor of Maharaja Kameshwar Complex, ("Complex") Fraser Road, (Mazharul Haque Path), P.S. Kotwali, District Patna, India admeasuring 6,949 square feet ("Office Premise") together with the proportionate undivided share of the land ("Property") under the sale deed doc. no. 4963 dated 18 May 2005 from Newspapers & Publications Limited ("NPL") being the owner of the land on which the Complex was developed and Pataliputra Builders Private Limited ("PBPL") as the confirming party being the developer of the property, based on the Development Agreement dated 31 March 2002 executed between NPL and PBPL ("Development Agreement").

Pursuant to the terms of the Development Agreement, PBPL and NPL respectively own 55% and 45% of built up area of the Property. NPL had also agreed to pay from its share of the sale proceeds the provident fund contributions and other dues to its former employees.

DWL received a notice dated 25 February 2006 from the Employees' Provident Fund Organisation, Bihar Regional Office, Patna informing DWL of the attachment of the Property in the exercise of its powers conferred under Section 8B of the Employees' Provident Funds and Miscellaneous Provisions Act, 1952 read with Rule 48 of the 2nd Schedule to the Income Tax Act, 1961 for the recovery of Certificate dues amounting to INR19.5 million (equivalent to approximately RM1.6 million) payable in respect of the unpaid provident fund contributions of the former employees of NPL. The notice was issued to DWL under CWJC No.6544 of 2004 filed by the former employees of NPL against the Union of India for the recovery of their provident fund contributions.

DWL is in the process of preparing the documents to intervene in the suit and to exclude the Office Premise from the said attachment notice.

26. DIVIDENDS

The Board of Directors have declared a first gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2005: 10.42 sen) in respect of the financial year ending 31 December 2006 and will be paid on 30 June 2006. The entitlement date for the dividend payment is 15 June 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 June 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

27. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/3/2006	QUARTER ENDED 31/3/2005 (Restated)	**PERIOD ENDED 31/3/2006**	PERIOD ENDED 31/3/2005 (Restated)
(1) Basic earnings per share					
Profit attributable to ordinary equity holders of the parent	(RM' m)	**510**	436	**510**	436
Weighted average number of ordinary shares in issue	(' m)	**2,501**	2,477	**2,501**	2,477
Basic earnings per share:	(sen)	**20.4**	17.6	**20.4**	17.6
(2) Diluted earnings per share					
Profit attributable to ordinary equity holders of the parent	(RM' m)	**510**	436	**510**	436
Weighted average number of ordinary shares in issue	(' m)	**2,501**	2,477	**2,501**	2,477
Adjusted for share options granted	(' m)	**11**	27	**11**	27
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,512**	2,504	**2,512**	2,504
Diluted earnings per share:	(sen)	**20.3**	17.4	**20.3**	17.4

As at 31 March 2006, 88,636,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
24 May 2006
Kuala Lumpur

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **May, 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**223,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **84,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM4.80	-
[c]	Amount paid on **75,000** shares	-	RM5.13	-
[c]	Amount paid on **34,000** shares	-	RM7.05	-
[c]	Amount paid on **8,000** shares	-	RM7.74	-
[c]	Amount paid on **18,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **84,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **75,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **34,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **18,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of May , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,503,044,000** shares of RM0.10 each and the paid-up capital is **RM250,304,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **30,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **84,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **35,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	74,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	223,000

Dated this 18 day of **May , 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **May** , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**218,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **35,000** shares	-	RM4.36	-
[c]	Amount paid on **16,000** shares	-	RM4.80	-
[c]	Amount paid on **107,000** shares	-	RM5.13	
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **57,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **35,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **107,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **57,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of May , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,503,262,000** shares of RM0.10 each and the paid-up capital is **RM250,326,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**47,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**42,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	111,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	218,000

Dated this 22 day of **May , 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **18** day of **May , 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**176,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **28,000** shares	-	RM4.36	-
[c]	Amount paid on **9,000** shares	-	RM4.80	-
[c]	Amount paid on **117,000** shares	-	RM5.13	-
[c]	Amount paid on **9,000** shares	-	RM6.47	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **11,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **28,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **117,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of **May** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,503,438,000** shares of RM0.10 each and the paid-up capital is **RM250,343,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**32,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**108,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**14,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	176,000

Dated this 24 day of **May , 2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **May** , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**135,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **13,000** shares	-	RM4.36	-
[c]	Amount paid on **6,000** shares	-	RM4.80	-
[c]	Amount paid on **61,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM6.47	-
[c]	Amount paid on **1,000** shares	-	RM7.05	-
[c]	Amount paid on **33,000** shares	-	RM7.74	-
[c]	Amount paid on **13,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **13,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **61,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **13,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **26** day of **May** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,503,573,000** shares of RM0.10 each and the paid-up capital is **RM250,357,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	-
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**79,000**
(c)	the number of shares allotted to non-citizens	**33,000**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	135,000

Dated this 26 day of **May** , **2006**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of **May , 2006.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**96,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **33,000** shares	-	RM4.36	-
[c] Amount paid on **35,000** shares	-	RM5.13	-
[c] Amount paid on **28,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **33,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **35,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **28,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **31** day of **May** , **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,503,669,000** shares of RM0.10 each and the paid-up capital is **RM250,366,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**39,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**29,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	9,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	96,000

Dated this 31 day of May , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of May , **2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**109,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **64,000** shares	-	RM4.36	-
[c]	Amount paid on **45,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **64,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **45,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of June, 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,503,778,000** shares of RM0.10 each and the paid-up capital is **RM250,377,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**96,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	10,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	109,000

Dated this 06 day of June , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 01 day of June , 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**590,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **51,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM4.80	-
[c]	Amount paid on **53,000** shares	-	RM5.13	-
[c]	Amount paid on **450,000** shares	-	RM5.34	-
[c]	Amount paid on **27,000** shares	-	RM7.05	-
[c]	Amount paid on **5,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **51,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **53,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **450,000** shares	-	RM5.24	-
[e]	Amount of premium paid or payable on **27,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of June , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,504,368,000** shares of RM0.10 each and the paid-up capital is **RM250,436,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**86,000**
(c)	the number of shares allotted to non-citizens	**450,000**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**14,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	37,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	590,000

Dated this 06 day of June , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **June** , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**392,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **330,000** shares	-	RM4.36	-
[c]	Amount paid on **8,000** shares	-	RM4.80	-
[c]	Amount paid on **41,000** shares	-	RM5.13	
[c]	Amount paid on **8,000** shares	-	RM7.99	-
[c]	Amount paid on **5,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **330,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **41,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 09 day of **June , 2006**

....
TAN SRI DATO' MEGAT ZAHARUDDIN
B. MEGAT MOHD NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,504,760,000** shares of RM0.10 each and the paid-up capital is **RM250,476,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**301,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**50,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	41,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	392,000

Dated this 09 day of **June , 2006**

....
TAN SRI DATO' MEGAT ZAHARUDDIN B. MEGAT MOHD NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000